UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 15, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated October 15, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the audited Financial Results of the HDFC Bank Limited for the quarter and half year ended September 30, 2022.

October 15, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on October 15, 2022

We enclose herewith the standalone and consolidated financial results (audited) of the Bank for the second quarter ended September 30, 2022, press release and the report of the joint statutory auditors in this regard. The results were duly approved by the Board of Directors at its meeting held today.

Kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl.:a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2022

		(₹ in lac)
	Particulars	Quarter ended			Half year ended		Year ended 31.03.2022
		30.09.2022	30.06.2022	30.09.2021	30.09.2022	30.09.2021
		Audited	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3858638	3517204	3135337	7375842	6183634	12775311
	a) Interest / discount on advances / bills	3040939	2740228	2411494	5781167	4770767	9851202
	b) Income on investments	770193	719357	645064	1489550	1294378	2604613
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	16024	29624	69090	45648	99373	255237
	d) Others	31482	27995	9689	59477	19116	64259
2	Other income	759558	638823	740079	1398381	1368929	2950990
3	Total Income (1)+(2)	4618196	4156027	3875416	8774223	7552563	15726301
4	Interest Expended	1756522	1569062	1366898	3325584	2714299	5574354
5	Operating Expenses (i)+(ii)	1122457	1050181	927789	2172638	1743832	3744219
	i) Employees cost	352383	350024	296705	702407	573263	1203169
	ii) Other operating expenses	770074	700157	631084	1470231	1170569	2541050
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2878979	2619243	2294687	5498222	4458131	9318573
7	Operating Profit before Provisions and Contingencies (3)-(6)	1739217	1536784	1580729	3276001	3094432	6407728
8	Provisions (other than tax) and Contingencies	324013	318773	392466	642786	875550	1506183
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1415204	1218011	1188263	2633215	2218882	4901545
11	Tax Expense	354626	298412	304832	653038	562487	1205412
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1060578	919599	883431	1980177	1656395	3696133
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	1060578	919599	883431	1980177	1656395	3696133
15	Paid up equity share capital (Face Value of ₹ 1/- each)	55700	55546	55375	55700	55375	55455
16	Reserves excluding revaluation reserves						23953838
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.92%	17.52%	19.96%	16.92%	19.96%	18.90%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	19.07	16.57	15.97	35.64	29.98	66.80
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	19.00	16.50	15.85	35.50	29.76	66.35
	(iv) NPA Ratios:
	(a) Gross NPAs	1830100	1803367	1634607	1830100	1634607	1614096
	(b) Net NPAs	488267	488773	475509	488267	475509	440768
	(c) % of Gross NPAs to Gross Advances	1.23%	1.28%	1.35%	1.23%	1.35%	1.17%
	(d) % of Net NPAs to Net Advances	0.33%	0.35%	0.40%	0.33%	0.40%	0.32%
	(v) Return on assets (average) - not annualized	0.51%	0.46%	0.50%	0.97%	0.95%	2.03%
	(vi) Net worth	24699703	24332225	21283028	24699703	21283028	23361381
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—	—
	(ix) Debt Equity Ratio	0.38	0.36	0.24	0.38	0.24	0.33
	(x) Total debts to total assets	9.29%	8.23%	8.12%	9.29%	8.12%	8.93%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
Particulars		Quarter ended			Half year ended		Year ended
		30.09.2022	30.06.2022	30.09.2021	30.09.2022	30.09.2021	31.03.2022
		Audited	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	790995	737964	865042	1528959	1729475	3438512
b)	Retail Banking	3512514	3168563	2821405	6681077	5518872	11518991
c)	Wholesale Banking	2126597	1864207	1566263	3990805	3006962	6648293
d)	Other Banking Operations	644952	598469	542430	1243421	1028774	2149621
e)	Unallocated	40347	874	—	41220	—	(1218)
	Total	7115405	6370077	5795140	13485482	11284083	23754199
	Less: Inter Segment Revenue	2497209	2214050	1919724	4711259	3731520	8027898

	Income from Operations	4618196	4156027	3875416	8774223	7552563	15726301

2	Segment Results
a)	Treasury	1226	26617	231727	27843	502470	893951
b)	Retail Banking	307750	270050	207718	577800	316754	922324
c)	Wholesale Banking	922187	736664	581321	1658851	1116993	2505301
d)	Other Banking Operations	193722	224753	212010	418475	364868	738648
e)	Unallocated	(9681)	(40073)	(44513)	(49754)	(82203)	(158679)

	Total Profit Before Tax	1415204	1218011	1188263	2633215	2218882	4901545

3	Segment Assets
a)	Treasury	56105272	55198071	53320390	56105272	53320390	55176734
b)	Retail Banking	70443866	64446850	55066808	70443866	55066808	61946820
c)	Wholesale Banking	86839715	82280953	68279622	86839715	68279622	80813661
d)	Other Banking Operations	8163556	7924230	6709298	8163556	6709298	7659109
e)	Unallocated	1236927	1127049	1108355	1236927	1108355	1257183

	Total	222789336	210977153	184484473	222789336	184484473	206853507

4	Segment Liabilities
a)	Treasury	10952287	7825587	10540440	10952287	10540440	7727363
b)	Retail Banking	141573723	134186107	117708079	141573723	117708079	129233974
c)	Wholesale Banking	41751119	41091705	30520473	41751119	30520473	41382531
d)	Other Banking Operations	678726	618250	529363	678726	529363	599476
e)	Unallocated	2422343	2227010	3315106	2422343	3315106	3900870

	Total	197378198	185948659	162613461	197378198	162613461	182844214

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	45152985	47372484	42779950	45152985	42779950	47449371
b)	Retail Banking	(71129857)	(69739257)	(62641271)	(71129857)	(62641271)	(67287154)
c)	Wholesale Banking	45088596	41189248	37759149	45088596	37759149	39431130
d)	Other Banking Operations	7484830	7305980	6179935	7484830	6179935	7059633
e)	Unallocated	(1185416)	(1099961)	(2206751)	(1185416)	(2206751)	(2643687)

	Total	25411138	25028494	21871012	25411138	21871012	24009293

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. Vide its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. The proposed DBUs of the Bank have not commenced operations and having regard to the discussions of the DBU Working Group formed by Indian Banks’ Association (IBA) (which included representatives of banks and RBI), reporting of Digital Banking as a separate sub-segment of Retail Banking Segment will be implemented by the Bank based on the decision of the DBU Working Group.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 30.09.2022	As at 30.09.2021	As at 31.03.2022
	Audited	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55700	55375	55455
Reserves and Surplus	25355438	21815637	23953838
Deposits	167340798	140634330	155921744
Borrowings	20687834	14981354	18481721
Other Liabilities and Provisions	9349566	6997777	8440749

Total	222789336	184484473	206853507

ASSETS
Cash and Balances with Reserve Bank of India	8803058	15742861	12999564
Balances with Banks and Money at Call and Short notice	1373679	1185927	2233130
Investments	51911588	41629258	45553570
Advances	147987322	119883743	136882093
Fixed Assets	660419	522717	608368
Other Assets	12053270	5519967	8576782

Total	222789336	184484473	206853507

2	Statement of Cash flow is given below:

	(₹ in lac)
Particulars	Half year ended		Year ended 31.03.2022
	30.09.2022	30.09.2021
	Audited	Audited	Audited
Cash flows from operating activities:
Profit before income tax	2633215	2218882	4901545
Adjustments for:
Depreciation on fixed assets	106028	73488	159980
(Profit) / Loss on revaluation of investments	90063	(103901)	(154640)
Amortisation of premium on held to maturity investments	40404	39655	82132
(Profit) / loss on sale of fixed assets	553	448	334
Provision / charge for non performing assets	660536	662234	1063348
Provision for standard assets and contingencies	12843	224940	495697
Dividend from subsidiaries	(40924)	(37519)	(83090)
Employee Stock Options Expense	19261	8299	32597

	3521979	3086526	6497903

Adjustments for:
(Increase) / decrease in investments	(6535188)	2777369	(1219517)
(Increase) / decrease in advances	(11765574)	(7263200)	(24663890)
Increase / (decrease) in deposits	11419055	7128308	22415722
(Increase) / decrease in other assets	(3375973)	(843864)	(3802358)
Increase / (decrease) in other liabilities and provisions	926330	(460578)	751796

	(5809371)	4424561	(20344)

Direct taxes paid (net of refunds)	(725746)	(658825)	(1400526)

Net cash flow (used in) / from operating activities	(6535117)	3765736	(1420870)

Cash flows from investing activities:
Purchase of fixed assets	(118651)	(90748)	(214079)
Proceeds from sale of fixed assets	1443	717	1830
Dividend from subsidiaries	40924	37519	83090

Net cash flow used in investing activities	(76284)	(52512)	(129159)

Cash flows from financing activities:
Proceeds from issue of share capital, net of issue expenses	227771	188471	260976
Proceeds from issue of Additional Tier 1 capital bonds	300000	816275	816275
Redemption of Tier 1 and Tier 2 capital bonds	(1147700)	(365000)	(365000)
Increase / (decrease) in other borrowings	2998288	981422	4466163
Dividend paid during the period	(860452)	(359240)	(359240)

Net cash flow from financing activities	1517907	1261928	4819174

Effect of exchange fluctuation on translation reserve	37537	6597	16510

Net increase / (decrease) in cash and cash equivalents	(5055957)	4981749	3285655

Cash and cash equivalents as at April 1st	15232694	11947039	11947039
Cash and cash equivalents as at the period end	10176737	16928788	15232694

3

The above financial results have been approved by the Board of Directors at its meeting held on October 15, 2022. The financial results for the quarter and half year ended September 30, 2022 have been subjected to an audit by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank. The previous period results were reviewed / audited by M M Nissim & Co LLP, Chartered Accountants and MSKA & Associates, Chartered Accountants.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2022. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable.

5

The figures for the quarter ended September 30, 2021 are the balancing figures between audited figures for the half year end September 30, 2021 and the published year to date reviewed figures upto June 30, 2021.

6

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, into and with Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the Scheme. Upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date as per the Scheme. The equity shares held by HDFC Limited in the Bank will be extinguished as per the Scheme.

The Scheme is subject to the receipt of requisite approvals from the National Company Law Tribunal (“NCLT”), the statutory and regulatory authorities, and the respective shareholders and creditors, under applicable law. The Bank has since received some of the said approvals and no objection letters, subject to certain conditions in this regard.

The Bank had e-filed a Joint Company Scheme Application with the Hon’ble NCLT in relation to the proposed Scheme. The Hon’ble NCLT has, in its order dated October 14, 2022, directed the Bank, to, inter alia, convene the meeting of its equity shareholders on November 25, 2022, for the purpose of considering and, if thought fit, approving with or without modification(s) the arrangement embodied in the Scheme.

7

During the quarter and half year ended September 30, 2022, the Bank allotted 1,54,06,280 and 2,44,18,050 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

8	During the quarter ended September 30, 2022, the Bank raised Additional Tier 1 Bonds of ₹ 3,000.00 crore.

9

India is emerging from the COVID-19 virus, a global pandemic that affected the world economy over the last more than two years. The extent to which any new wave of COVID-19 will impact the bank’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

10

Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circulars dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at September 30, 2022 are given below:

	(₹ in crore)
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of the previous half-year i.e March 31, 2022 (A)	Of (A), aggregate debt that slipped into NPA during the half-year ended September 30, 2022	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year**	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of this half-year i.e September 30, 2022^
Personal Loans	9,781.56	2,690.30	1,723.35	1,835.34	5,255.92
Corporate persons	1,512.41	307.29	4.83	79.45	1,125.67
Of which, MSMEs	154.18	11.55	1.47	14.49	128.14
Others	2,096.07	345.55	37.05	281.07	1,469.45

Total	13,390.04	3,343.14	1,765.23	2,195.86	7,851.04

#	Represents debt that slipped into NPA and was subsequently written off during the half- year ended September 30, 2022.

**	Amount paid by the borrower during the half year is net of additions in the borrower account including additions due to interest capitalisation.

^	Excludes other facilities to the borrowers aggregating to ₹ 1,418.09 crore which have not been restructured.

11	Details of loans transferred / acquired during the quarter ended September 30, 2022 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i) The Bank has not transferred any stressed loan (Non-performing asset and Special Mention Account) and loan not in default.

(ii) Details of loans not in default acquired through assignment are given below:

Particulars	Value
Aggregate amount of loans acquired (₹ in crore)	9,199.58
Weighted average residual maturity (in years)	17.42
Weighted average holding period by the originator (in years)	1.46
Retention of beneficial economic interest by the originator	10.00%
Tangible security coverage	99.93%

The loans acquired are not rated as these are to non-corporate borrowers.

(iii) The Bank has not acquired any stressed loan.

12

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

13

Other operating expenses include commission paid to sales agents of ₹ 1,194.37 crore (previous period: ₹ 860.51 crore) and ₹ 2,289.61 crore (previous period: ₹ 1,532.10 crore) for the quarter and half year ended September 30, 2022 respectively.

14	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

15	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : October 15, 2022	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2022

		(₹ in lac)
		Quarter ended			Half year ended		Year ended
	Particulars	30.09.2022	30.06.2022	30.09.2021	30.09.2022	30.09.2021	31.03.2022
		Audited	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	4092979	3727381	3352044	7820360	6577420	13593641
	a) Interest / discount on advances / bills	3262998	2941376	2616373	6204374	5144469	10629534
	b) Income on investments	768084	713722	644370	1481806	1292015	2590706
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	19070	31965	70841	51035	102907	263078
	d) Others	42827	40318	20460	83145	38029	110323
2	Other Income	825231	692851	791592	1518082	1459579	3175899
3	Total Income (1)+(2)	4918210	4420232	4143636	9338442	8036999	16769540
4	Interest Expended	1831079	1635826	1441528	3466905	2863378	5858433
5	Operating Expenses (i)+(ii)	1214979	1135508	998491	2350487	1869180	4031243
	i) Employees cost	463175	460686	393143	923861	757517	1589703
	ii) Other operating expenses	751804	674822	605348	1426626	1111663	2441540
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	3046058	2771334	2440019	5817392	4732558	9889676
7	Operating Profit before Provisions and Contingencies (3)-(6)	1872152	1648898	1703617	3521050	3304441	6879864
8	Provisions (Other than tax) and Contingencies	376512	366568	471267	743080	1007900	1792525
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1495640	1282330	1232350	2777970	2296541	5087339
11	Tax Expense	379381	320663	320354	700044	590517	1272249
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1116259	961667	911996	2077926	1706024	3815090
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Consolidated Net Profit / (Loss) for the period before minorities’ interest (12)-(13)	1116259	961667	911996	2077926	1706024	3815090
15	Less: Minorities’ Interest	3738	3756	2377	7494	4196	9815
16	Consolidated Net Profit / (Loss) for the period attributable to the group (14)-(15)	1112521	957911	909619	2070432	1701828	3805275
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55700	55546	55375	55700	55375	55455
18	Reserves excluding revaluation reserves						24677162
19	Analytical Ratios:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	20.01	17.26	16.44	37.27	30.80	68.77
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	19.93	17.19	16.32	37.12	30.58	68.31

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Half year ended		Year ended
		30.09.2022	30.06.2022	30.09.2021	30.09.2022	30.09.2021	31.03.2022
Particulars		Audited	Unaudited	Audited (Refer note 5)	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	790995	737964	865042	1528959	1729475	3438512
b)	Retail Banking	3512514	3168563	2821405	6681077	5518872	11518991
c)	Wholesale Banking	2126598	1864207	1566263	3990805	3006962	6648293
d)	Other Banking Operations	944965	862674	810650	1807639	1513210	3192860
e)	Unallocated	40347	874	—	41221	—	(1218)
	Total	7415419	6634282	6063360	14049701	11768519	24797438
	Less: Inter Segment Revenue	2497209	2214050	1919724	4711259	3731520	8027898

	Income from Operations	4918210	4420232	4143636	9338442	8036999	16769540

2	Segment Results
a)	Treasury	1226	26617	231727	27843	502470	893951
b)	Retail Banking	307750	270050	207718	577800	316754	922324
c)	Wholesale Banking	922187	736664	581321	1658851	1116993	2505301
d)	Other Banking Operations	274158	289072	256097	563230	442527	924442
e)	Unallocated	(9681)	(40073)	(44513)	(49754)	(82203)	(158679)

	Total Profit Before Tax and Minority Interest	1495640	1282330	1232350	2777970	2296541	5087339

3	Segment Assets
a)	Treasury	56105272	55198071	53320390	56105272	53320390	55176734
b)	Retail Banking	70443866	64446850	55066808	70443866	55066808	61946820
c)	Wholesale Banking	86839715	82280953	68279622	86839715	68279622	80813661
d)	Other Banking Operations	13731960	13432921	11976788	13731960	11976788	13099032
e)	Unallocated	1236926	1127049	1108355	1236926	1108355	1257183

	Total	228357739	216485844	189751963	228357739	189751963	212293430

4	Segment Liabilities
a)	Treasury	10952286	7825587	10540440	10952286	10540440	7727363
b)	Retail Banking	141573723	134186107	117708079	141573723	117708079	129233974
c)	Wholesale Banking	41751119	41091705	30520473	41751119	30520473	41382531
d)	Other Banking Operations	5348044	5288415	5081742	5348044	5081742	5244034
e)	Unallocated	2422345	2227010	3315106	2422345	3315106	3900870

	Total	202047517	190618824	167165840	202047517	167165840	187488772

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	45152986	47372484	42779950	45152986	42779950	47449371
b)	Retail Banking	(71129857)	(69739257)	(62641271)	(71129857)	(62641271)	(67287154)
c)	Wholesale Banking	45088596	41189248	37759149	45088596	37759149	39431130
d)	Other Banking Operations	8383916	8144506	6895046	8383916	6895046	7854998
e)	Unallocated	(1185419)	(1099961)	(2206751)	(1185419)	(2206751)	(2643687)

	Total	26310222	25867020	22586123	26310222	22586123	24804658

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. Vide its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. The proposed DBUs of the Bank have not commenced operations and having regard to the discussions of the DBU Working Group formed by Indian Banks’ Association (IBA) (which included representatives of banks and RBI), reporting of Digital Banking as a separate sub-segment of Retail Banking Segment will be implemented by the Bank based on the decision of the DBU Working Group.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 30.09.2022	As at 30.09.2021	As at 31.03.2022
	Audited	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55700	55375	55455
Reserves and Surplus	26175931	22464711	24677162
Minority Interest	78591	66037	72041
Deposits	167085982	140548612	155800303
Borrowings	25174329	19158305	22696650
Other Liabilities and Provisions	9787206	7458923	8991819

Total	228357739	189751963	212293430

ASSETS
Cash and balances with Reserve Bank of India	8806150	15745900	13003071
Balances with Banks and Money at Call and Short notice	1666136	1397379	2535502
Investments	51249318	41103154	44926386
Advances	153394517	124933101	142094228
Fixed Assets	682803	540200	628328
Other Assets	12543936	6017350	9091036
Goodwill on Consolidation	14879	14879	14879

Total	228357739	189751963	212293430

2	Consolidated Statement of Cash flow is given below:

	(₹ in lac)
	Half year ended		Year ended 31.03.2022
	30.09.2022	30.09.2021
Particulars	Audited	Audited	Audited
Cash flows from operating activities:
Consolidated profit before income tax	2770476	2292345	5077524
Adjustment for:
Depreciation on fixed assets	110525	77442	168073
(Profit) / Loss on revaluation of investments	90063	(103901)	(154640)
Amortisation of premium on held to maturity investments	40404	39655	82132
(Profit) / loss on sale of fixed assets	541	488	325
Provision / charge for non performing assets	832178	835111	1328695
Provision for standard assets and contingencies	(35533)	190159	541821
Employee Stock Options Expense	21381	8329	34124

	3830035	3339628	7078054

Adjustments for:
(Increase) / decrease in investments	(6499453)	2812954	(1084922)
(Increase) / decrease in advances	(12132924)	(7240746)	(24894613)
Increase / (decrease) in deposits	11285679	7176525	22428215
(Increase) / decrease in other assets	(3319187)	(1044806)	(4004470)
Increase / (decrease) in other liabilities and provisions	861277	(469427)	765595

	(5974573)	4574128	287859

Direct taxes paid (net of refunds)	(772515)	(687796)	(1483816)

Net cash flow (used in) / from operating activities	(6747088)	3886332	(1195957)

Cash flows from investing activities:
Purchase of fixed assets	(126031)	(93442)	(223624)
Proceeds from sale of fixed assets	1490	783	1991

Net cash flow used in investing activities	(124541)	(92659)	(221633)

Cash flows from financing activities:
Increase in minority interest	7760	3935	13583
Proceeds from issue of share capital, net of issue expenses	227771	188471	260976
Proceeds from issue of Additional Tier 1 and Tier 2 capital bonds	300000	816275	831275
Redemption of Tier 1 and Tier 2 capital bonds	(1147700)	(365000)	(365000)
Increase / (decrease) in other borrowings	3240426	931317	4430808
Dividend paid during the period	(860452)	(359240)	(359240)

Net cash flow from financing activities	1767805	1215758	4812402

Effect of exchange fluctuation on translation reserve	37537	6597	16510

Net increase / (decrease) in cash and cash equivalents	(5066287)	5016028	3411322

Cash and cash equivalents as at April 1st	15538573	12127251	12127251
Cash and cash equivalents as at the period end	10472286	17143279	15538573

3

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the ‘Group’) and Employee Welfare Trust. These financial results have been approved by the Board of Directors at its meeting held on October 15, 2022. The financial results for the quarter and half year ended September 30, 2022 have been subjected to an audit by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank. The previous period results were reviewed / audited by M M Nissim & Co LLP, Chartered Accountants and MSKA & Associates, Chartered Accountants.

4

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2022. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable.

5

The figures for the quarter ended September 30, 2021 are the balancing figures between audited figures for the half year end September 30, 2021 and the published year to date reviewed figures upto June 30, 2021.

6

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, into and with Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the Scheme. Upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date as per the Scheme. The equity shares held by HDFC Limited in the Bank will be extinguished as per the Scheme.

The Scheme is subject to the receipt of requisite approvals from the National Company Law Tribunal (“NCLT”), the statutory and regulatory authorities, and the respective shareholders and creditors, under applicable law. The Bank has since received some of the said approvals and no objection letters, subject to certain conditions in this regard.

The Bank had e-filed a Joint Company Scheme Application with the Hon’ble NCLT in relation to the proposed Scheme. The Hon’ble NCLT has, in its order dated October 14, 2022, directed the Bank, to, inter alia, convene the meeting of its equity shareholders on November 25, 2022, for the purpose of considering and, if thought fit, approving with or without modification(s) the arrangement embodied in the Scheme.

7

India is emerging from the COVID-19 virus, a global pandemic that affected the world economy over the last more than two years. The extent to which any new wave of COVID-19 will impact the group’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

8

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and Net Stable Funding Ratio (NSFR) under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

9	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

10	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : October 15, 2022	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2022

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and half year ended September 30, 2022, at its meeting held in Mumbai on Saturday, October 15, 2022. The accounts have been subjected to an audit by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2022

The Bank’s core net revenue (excluding trading and Mark to Market losses), grew by 18.3% to ₹ 28,869.8 crore for the quarter ended September 30, 2022 from ₹ 24,409.7 crore for the quarter ended September 30, 2021. The total net revenues (net interest income plus other income) were ₹ 28,616.7 crore for the quarter ended September 30, 2022.

Net interest income (interest earned less interest expended) for the quarter ended September 30, 2022 grew by 18.9% to ₹ 21,021.2 crore from ₹ 17,684.4 crore for the quarter ended September 30, 2021. Core net interest margin was at 4.1% on total assets, and 4.3% based on interest earning assets.

The four components of other income for the quarter ended September 30, 2022 were fees & commissions of ₹ 5,802.9 crore (₹ 4,945.9 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 947.8 crore (₹ 867.3 crore in the corresponding quarter of the previous year), loss on sale / revaluation of investments of ₹ 253.1 crore (gain of ₹ 675.5 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 1,097.9 crore (₹ 912.1 crore in the corresponding quarter of the previous year). Other income, excluding trading and Mark to Market losses, grew by 16.7% over the quarter ended September 30, 2021.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended September 30, 2022 were ₹ 11,224.6 crore, an increase of 21.0% over ₹ 9,277.9 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 39.2%.

Pre-provision Operating Profit (PPOP) was at ₹ 17,392.2 crore. PPOP, excluding trading and Mark to Market losses, grew by 16.6% over the quarter ended September 30, 2021.

Provisions and contingencies for the quarter ended September 30, 2022 were ₹ 3,240.1 crore (consisting of specific loan loss provisions of ₹ 3,000.4 crore and general and other provisions of ₹ 239.7 crore) as against ₹ 3,924.7 crore for the quarter ended September 30, 2021.

The total credit cost ratio was at 0.87%, as compared to 1.30% for the quarter ending September 30, 2021.

Profit before tax (PBT) for the quarter ended September 30, 2022 was at ₹ 14,152.0 crore. After providing ₹ 3,546.3 crore for taxation, the Bank earned a net profit of ₹ 10,605.8 crore, an increase of 20.1% over the quarter ended September 30, 2021.

Balance Sheet: As of September 30, 2022

Total balance sheet size as of September 30, 2022 was ₹ 2,227,893 crore as against ₹ 1,844,845 crore as of September 30, 2021, a growth of 20.8%.

Total Deposits showed a healthy growth and were at ₹ 1,673,408 crore as of September 30, 2022, an increase of 19.0% over September 30, 2021. CASA deposits grew by 15.4% with savings account deposits at ₹ 529,745 crore and current account deposits at ₹ 229,951 crore. Time deposits were at ₹ 913,712 crore, an increase of 22.1% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 45.4% of total deposits as of September 30, 2022.

Total advances as of September 30, 2022 were ₹ 1,479,873 crore, an increase of 23.4% over September 30, 2021. Gross of transfers through inter-bank participation certificates and bills rediscounted, total advances grew by around 25.8% over September 30, 2021. Domestic retail loans grew by 21.4%, commercial and rural banking loans grew by 31.3% and corporate and other wholesale loans grew by 27.0%. Overseas advances constituted 3.1% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Half Year ended September 30, 2022

For the half year ended September 30, 2022, the Bank earned a total income of ₹ 87,742.2 crore as against ₹ 75,525.6 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the half year ended September 30, 2022 were ₹ 54,486.4 crore, as against ₹ 48,382.6 crore for the half year ended September 30, 2021. Net profit for the half year ended September 30, 2022 was ₹ 19,801.8 crore, up by 19.5% over the corresponding half year ended September 30, 2021.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines (including profits for the half year ended September 30, 2022) was at 18.0% as on September 30, 2022 (20.0% as on September 30, 2021) as against a regulatory requirement of 11.7% which includes Capital Conservation Buffer of 2.5%, and an additional requirement of 0.2% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.1% as of September 30, 2022 compared to 18.7% as of September 30, 2021. Common Equity Tier 1 Capital ratio was at 16.3% as of September 30, 2022. Risk-weighted Assets were at ₹ 1,477,855 crore (as against ₹ 1,190,270 crore as at September 30, 2021).

NETWORK

As of September 30, 2022, the Bank’s distribution network was at 6,499 branches and 18,868 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 3,226 cities / towns as against 5,686 branches and 16,642 ATMs / CDMs across 2,929 cities / towns as of September 30, 2021. 50% of our branches are in semi-urban and rural areas. In addition, we have 15,691 business correspondents, which are primarily manned by Common Service Centres (CSC). Number of employees were at 161,027 as of September 30, 2022 (as against 129,341 as of September 30, 2021).

ASSET QUALITY

Gross non-performing assets were at 1.23% of gross advances as on September 30, 2022, as against 1.35% as on September 30, 2021. Net non-performing assets were at 0.33% of net advances as on September 30, 2022.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Ind-AS.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on September 30, 2022, the Bank held 95.8% stake in HSL. For the quarter ended September 30, 2022, HSL’s total revenue was at ₹ 468.2 crore, as against ₹ 489.5 crore for the quarter ended September 30, 2021. Profit after tax for the quarter was at ₹ 190.9 crore, as against ₹ 239.6 crore for the quarter ended September 30, 2021.

As on September 30, 2022, HSL had 215 branches across 147 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on September 30, 2022, the Bank held 94.9% stake in HDBFSL.

For the quarter ended September 30, 2022, HDBFSL’s net revenue was at ₹ 2,201.3 crore as against ₹ 1,916.7 crore for the quarter ended September 30, 2021, a growth of 14.9%. Profit after tax for the quarter ended September 30, 2022 was ₹ 471.4 crore compared to ₹ 191.7 crore for the quarter ended September 30, 2021.

The total loan book was ₹ 63,112 crore as on September 30, 2022. Stage 3 loans were at 4.88% of gross loans. As on September 30, 2022, total CAR was at 20.8% with Tier-I CAR at 16.0%.

As on September 30, 2022, HDBFSL had 1,407 branches across 1,009 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended September 30, 2022 was ₹ 11,125 crore, up 22.3%, over the quarter ended September 30, 2021. Consolidated advances grew by 22.8% from ₹ 1,249,331 crore as on September 30, 2021 to ₹ 1,533,945 crore as on September 30, 2022.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

The consolidated net profit for the half year ended September 30, 2022 was ₹ 20,704 crore, up 21.7%, over the half year ended September 30, 2021.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

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Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

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Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfcbank.com